UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15-d 16 of
                       The Securities Exchange Act of 1934



For the Annual and Special meeting to be held on November 13, 2000

COMMISSION  FILE  NUMBER:     0-30314


                               DEALCHECK.COM INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 ONTARIO, CANADA
--------------------------------------------------------------------------------
                         (Jurisdiction of Incorporation)

            65 Queen Street West, Suite 1905, Ontario, Canada M5H 2M5
--------------------------------------------------------------------------------
                    (Address of principal executive Offices)

                                 (416) 860 0211
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20F or 40F:

Form  20F     X                     Form  40F
           -------                             -------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to Commission to Rule 12g3-2(h) under the Securities Act of 1934:

Yes                         No     X
     ---------                 ---------

The number of shares outstanding of the Registrant's common stock as of October 30, 2000 is 4,117,616

DEALCHECK.COM  INC.

                                      INDEX
                                      -----
                                                                        Page No.
                                                                        --------


Item 1.     Notice of the Annual and Special meeting                    3-13

Item  2     Proxy  Form                                                 14-15


Signature                                                               16

October 9, 2000




Dear  Shareholder,



Re:  Annual  and  Special  Meeting  of  Shareholders

Enclosed herewith you will find a Notice of an Annual and Special Meeting of Shareholders to be held on Monday, November 13, 2000 at the hour of 8:30 a.m. at Suite 1905, 65 Queen Street West, Toronto, Ontario, together with an Information Circular, Proxy, and Audited Financial Statements of the Corporation

The Notice of meeting and Information Circular describe the items of business to be dealt with at the meeting and provide you with other pertinent information about Dealcheck.com Inc., its directors and executive officers.

If you cannot attend the meeting, it is important that you be represented by proxy. The form of proxy enables you to signify your voting intentions in advance, whether or not you plan to attend the meeting. Please complete, date and sign the form and return to our transfer agent in the envelope provided.




Yours  very  truly,


John  Robinson
President

NOTICE  OF  ANNUAL  AND  SPECIAL  MEETING  OF  SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of Dealcheck.com Inc. (the "Corporation") will be held at Suite 1905, Queen Street West, Toronto, Ontario on the 13th day of November, 2000 at the hour of 8:30 AM (Toronto time) for the following purposes:

     1. To receive the consolidated financial statements for the year ended March 31, 2000 and the report of the auditors thereon.
     2. To consider and, if thought appropriate, pass, with or without variation, a special resolution (attached to the Information Circular as Schedule 1, Part A) fixing the number of directors at ten (10);
     3.   To elect directors
     4. To appoint auditors and to authorize the directors to fix their remuneration.
     5. To consider and if thought appropriate, pass special resolution authorizing directors to carry out a normal course issuer buy back for up to 5% of the issued and outstanding common shares of the Company.
     6. To consider and if thought appropriate, pass a special resolution authorizing directors to continue to raise funds through private placements as seen fit or issue additional common or preferred shares and warrants not exceeding 100% of the issued and outstanding common shares, for use in acquisitions
     7. To consider and if thought appropriate, pass a resolution authorizing directors to decide and approve compensation packages for the Company's executives.
     8. To consider and if thought appropriate, to approve issuance up to 200,000 common shares as bonus to directors for services rendered during the fiscal 2000.
     9. To consider and if thought appropriate, to authorize directors to approve and disburse at their entire discretion, dividends, in cash or stock, out of the proceeds of any major investments and/or assets of the Company subject to compliance with any regulatory requirements.
     10. To consider and if thought appropriate, to authorize directors to increase the maximum number of options to be issued under 1999 Stock Option Plan at their sole discretion subject to compliance with regulatory requirements.
     11. To consider and if thought appropriate, to pass a resolution to either split the issued capital of the Corporation such that up to ten new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to ten old issued common shares of the Corporation, at the discretion of the Directors of the Corporation within the next Annual General Meeting.
     12. To consider and if thought appropriate, pass a special resolution authorizing directors to set up a venture capital fund that will invest in technology companies and Internet startups for the Company and other investors and allowing directors to participate in the profits of the Fund.
     13. To consider and if thought fit, to pass a Special Resolution changing the name of the Corporation to "Dealcheck Inc. " or such other name as shall be acceptable to the Directors and the Minister of Consumer and Commercial Relations.
     14. To consider and if thought appropriate, to approve issuance of additional common shares of the Corporation for the settlement of all or part of debts and payable of the Corporation, at the discretion of the Directors
     15. To consider, and if appropriate to pass a special resolution to extend the expiry date of the Warrants attached to the private placement done in fiscal 2000 by a period not exceeding one year and revise the exercise price, as considered appropriate at the discretion of the directors.
     16. To consider and if thought fit, to pass a special resolution to amend the Articles of the Corporation to move the jurisdiction of the Corporation to the USA, at the discretion of the Directors.
     17. To transact such further and other business as may properly come before the meeting or any adjournment thereof.

Copies of the Information Circular, Proxy and Audited Financial Statements of the Corporation accompany this notice.

All instruments appointing proxies to be used at the above meeting must be deposited at the office of the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5C 2W9, no later than 11 o'clock in the forenoon (Toronto time) on November 9, 2000

DATED  at  Toronto  this  9th  day  of  October  2000.

BY  ORDER  OF  THE  BOARD

----------------------------------
John  Robinson,  President

INFORMATION  CIRCULAR

MANAGEMENT  SOLICITATION  OF  PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF PROXIES to be used at the annual and special meeting of the shareholders of Dealcheck.com Inc(the "Corporation") to be held Monday, November 13, 2000. Proxies will be solicited primarily by mail and may also be solicited by the directors and / or officers of the Corporation at nominal cost. The Corporation will bear the cost of solicitation of proxies.

APPOINTMENT  AND  REVOCATION  OF  PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COPRORATION, TO REPRESENT THEM AT THE MEETING MAY DO SO by inserting such other person's name in the blank space provided in the form of proxy and depositing the completed proxy at the office of the transfer agent of the Corporation, the CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5C 2W9

A proxy can be excuted by the shareholder or his/her attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, the proxy may be revoked before it is excercised by instrument in writing and delivered in the same manner as the proxy, at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof, at which time the proxy is to be used or delivered to the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the time of voting and upon either such occurance, the proxy is revoked.

DEPOSIT  OF  PROXY

By resolution of the directors of the Corporation duly passed, ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 11.00 AM on November 9, 2000 or any adjournment thereof, with the Corporation's transfer agent the CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5C 2W9 provided that a proxy may be delivered to the chairman of the meeting on the day of the Meeting or any adjournment thereof, prior to the time for voting.

EXERCISE  OF  DISCRETION  BY  PROXIES

The persons named in the enclosed form of proxy for use at the Meeting will vote the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them. IN ABSENCE OF SUCH DIRECTIONS, SUCH SHARES SHALL BE VOTED "FOR" :

     1.   Receiving and approving the financial statements ;
     2.   Approving the number of directors to be ten ;
     3.   Electing the directors as nominated by management ;
     4. Appointing Daren Martenfeld Carr Testa and Company Chartered Accountants, as auditors of the Corporation and authorizing directors to fix their remuneration ;
     5. Authorising directors to offer, at their sole discretion, a normal course issuer buyback of common shares of the Company up to 5% of the issued and outstanding common shares.
     6. authorising directors to continue to raise funds through private placements at prices deemed fit by them and/or to issue, at their sole discretion, additional common or preferred shares and warrants not exceeding 100% of the issued and outstanding common shares of the Corporation for use in acquisitions.
     7. authorizing directors to decide and approve compensation packages for the Company's executives

     8. Approving issurance of up to 200,000 common shares of the Corporation to directors as bonus for services rendered during the fiscal year 2000.
     9. authorizing directors to disburse, at their discretion, dividends in cash or stock out of the proceeds of the sale of any major investments or assets of the Corporation as allowed by the applicable regulations.
     10. authorizing directors to increase the number of options under 1999 option plan as allowed by the applicable regulatory bodies.
     11. authorizing directors to do, at their sole discretion, either a 1 :10 stock split or 10 :1 stock consolidation of the common shares of the Corporation within the next annual general meeting.
     12. authorizing directors to set up a venture capital fund that will manage the Internet investments for the Company and other investors and allowing the directors to participate in the profits of the Fund.
     13. authorizing directors to change the name of the Corporation to Dealcheck Inc. or any other name at their discretion subject to its acceptability by Ministry of Consumer and Commercial Relations.
     14. approving issuance of additional shares in settlement of any debts of the Corporation at the rates to be decided at the sole discretion of the directors
     15. approving extension of warrants attached to the private placement in fiscal 2000 for a period not exceeding one year and revising the excercise price at the sole discretion of the directors.
     16. Authorising amendment of the Artciles of the Corporation to allow directors to move the jurisdiction of the Corporation to USA
     17. Transacting such other business as may be properly brought before the Meeting or any adjournment thereof

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting, HOWEVER IF ANY SUCH AMENDMENTS, VARIATION OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

VOTING  OF  SHARES  AND  PRINCIPAL  HOLDERS  THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares. On October 2, 2000 the equity of the Corporation consisted of 4,117,616 issued and outstanding common shares.

The record date for the Meeting was October 2, 2000. Each shareholder of record will be entitled to one (1) vote for each common share held, at the meeting. To the knowledge of the directors and officers of the Corporation, as at October 2, 2000, no shareholder beneficially owned, directly or indirectly or exercised control or direction over 10% of the common shares of the Corporation.

ELECTION  OF  DIRECTORS - PROPOSAL  NUMBERS  TWO  AND  THREE

The Articles of the Company current provide for a Board of Directors consisting of not less than three (3) and not more than five (5) directors, to be elected annually.

The Board of Directors presently consists of three directors whose term of office expires immediately prior to the Meeting. Management proposes that the number of directors be fixed at ten (10). The shareholders will be asked to consider and, if thought appropriate, pass a special resolution, the text of which is set forth in Schedule 1, Part A, fixing the number of directors at ten
(10). To be effective, this special resolution must be passed, with or without variation, by at least two-thirds of the votes cast by the shareholders who vote in person or by proxy with respect of this special resolution.

The following information relates to the four persons proposed to be nominated for election or reelection as directors. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that the discretionary authority given in the proxies hereby solicited will be exercised to vote such proxies for the election of other persons as directors.


NAME, OFFICE HELD WITH          DIRECTOR SINCE          NUMBER OF SHARES OF THE
THE CORPORATION AND                                     CORPORATION BENEFICIALLY
PRESENT PRINCIPAL                                       OWNED OR OVER WHICH
OCCUPATION                                              CONTROL OR DIRECTION IS
                                                        EXERCISED
--------------------------------------------------------------------------------
Terence  Robinson              October  1,  1991        nil
Chairman  and
Chief  Executive  Officer
Venture  Capitalist

John  Robinson                 June  5,  1992           66,667
Director  and  President
Venture  Capitalist

Kam  Shah                      January  3,  1999        nil
Director  and
Chief  Financial  Officer

Mr. Dean Bradley               Nominee                  nil
Independent Director
CEO - Realtimememories.com  Inc.

The information as to the shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

The Corporation is required to have an audit committee. Messrs. Terence Robinson and Kam Shah are currently members of that Committee.

STATEMENT  OF  EXECUTIVE  COMPENSATION
--------------------------------------

In respect of the fiscal year ended March 31, 2000, the Corporation had three executive officers as that term is defined for the purposes of the Securities Act (Ontario), in respect of which disclosure is required under that Act.

Name and                  twelve months                Annual Compensation
Principal                   March 31                                  Fees
Position

Terence                       2000                                $24,000
Robinson                      1999                                $ 2,000
CEO                           1998                                    nil


John                          2000                                $24,000
Robinson                      1999                                $29,750
President                     1998                                $13,000


Kam Shah                      2000                                $66,592
CFO                           1998                                $ 4,640
n/a

STOCK  OPTIONS  ISSUED
----------------------

The following options were issued to the three executives under the "1999 Option Plan" on August 21, 2000:


Executive                  # of options issued                Issue price

Terence Robinson                       150,000                      $0.75
CEO

John Robinson                          200,000                      $0.75
President

Kam Shah                               100,000                      $0.75
CFO


COMPENSATION  OF  DIRECTORS
---------------------------

For the year ended March 31, 2000, no fees were paid to directors for acting as directors of the Corporation.

REPORT  ON  EXECUTIVE  COMPENSATION
-----------------------------------

The Corporation's primary concern in compensating executive officers is to provide a lower level of fixed cash compensation, but to provide through profit sharing, stock appreciation rights, or bonuses, strong incentives for the executive officers to ensure their continuing commitment to the Corporation, its overall performance, and stock performance for the Corporation's shareholders.

The Corporation's goal is to provide each executive officer with incentives for performance of the business unit in which the executive officer is involved. In the case of the executive officers who have involvement in more than one business unit, the Corporation places more emphasis on the overall profitability of the Corporation and the returns to shareholders of the Corporation through increases in stock prices.

SEVERANCE  AGREEMENTS
---------------------

The Company has entered into a severance agreement with all the three executives. The agreement generally provide for the payment of severance benefits if the named executives are terminated by the company, owing to a change in control or any other reasons, other than for cause. The named executives will receive a lump sum severance payment equal to the higher of $250,000 and three times the average of the total compensation earned in the previous two years. In addition, stock options granted to the named executive will fully vest on termination.

INDEBTEDNESS  OF  DIRECTORS  AND  SENIOR  OFFICERS
--------------------------------------------------

As of September 26, 2000, total indebtedness incurred by all the executives is set forth in the following table:


Name and              Involvement of      Largest amount        Amount
Principal Position    Issuer or           outstanding during    October 9,, 2000
outstanding at        Subsidiary          fiscal 2000

Terence Robinson      Lender              $           50,880    $         57,886
CEO

Kam Shah              Lender              $              nil    $         20,000
CFO

DIRECTORS  AND  OFFICERS  LIABILITY  INSURANCE
----------------------------------------------

The Corporation will apply for directors and liability insurance, which will be wholly payable by the Corporation.

APPOINTMENT  OF  AUDITORS  -  PROPOSAL  NUMBER  FOUR
----------------------------------------------------

It is intended to vote the proxy to re-appoint Daren, Martenfeld, Carr, Testa and Company LLP, Chartered Accountants as auditor of the Company for the ensuing year and to authorize the Directors to fix their remuneration. Daren, Martenfeld, Carr, Testa and Company LLP, Chartered Accountants were first appointed auditor of the Corporation during the 1999 fiscal year.

NORMAL  COURSE  ISSUER  BUY-BACKS  -  PROPOSAL  NUMBER  FIVE
------------------------------------------------------------

The management is of the opinion that the Company should carry out normal course buy back of its common shares from time to time

If the shares are considered undervalued by the directors, it may be prudent to use excess capital to decrease the number of common shares issued and outstanding so as to improve the shareholders value.

The shareholders are therefore asked to pass a special resolution authorizing directors to buy back up to 5% of the Corporation's common shares at a price at their sole discretion.

PRIVATE  PLACEMENTS  AND  SHARES  ISSUANCE  FOR  ACQUISITIONS  -  PROPOSAL  SIX
-------------------------------------------------------------------------------

The Management is presently reviewing proposals for acquisitions of companies whose business models fit into the Corporation's business strategy. Any such acquisitions may involve issuance of cash and or significant number of common shares of the Corporation.

The shareholders are therefore asked to pass a special resolution authorizing the directors to raise additional funds through private placements at prices deemed fit by them and/or to issue additional common or preferred shares and warrants not exceeding 100% of the issued and outstanding common shares for use in acquisitions.

COMPENSATION  PACKAGES  FOR  EXECUTIVES  -  PROPOSALS  SEVEN  AND  EIGHT
------------------------------------------------------------------------

The Management believes that an attractive compensation package would be necessary to retain the current executives and to attract new talents as the business of the Corporation increases. Additional incentives for the management to be based on performance and increase in net asset value of the Corporation.

The shareholders are therefore asked to pass a resolution authorizing the directors to decide and approve compensation packages for all executives of the Corporation.

The shareholders are also asked to pass a resolution approving issuance of up to 200,000 shares to the directors for services rendered as executives during the fiscal year 2000.

DISBURSEMENT  OF  DIVIDENDS  -  PROPOSAL  NINE
----------------------------------------------

During the fiscal 2000, the Corporation made certain key investments, as detailed in the attached financial statements. One or more of these investments may yield significant gain during the forthcoming year, which the directors may decide to disburse as dividend in cash or stock.

The shareholders are therefore asked to pass a resolution authorizing the directors to declare and disburse dividend out of the proceeds from the sale of any major investment or asset of the Corporation subject to compliance with any regulatory requirements.

CHANGES  IN  1999  STOCK  OPTION  PLAN  -  PROPOSAL  TEN
--------------------------------------------------------

In the 1999 annual and special meeting held on November 15, 1999, the shareholders approved 1999 stock option plan which authorizes the directors to issue up to 10% of the issued and outstanding common shares as options to directors, executives and consultants of the Corporation.

The shareholders are now asked to pass a resolution to approve raising the limit on the number of options to be issued under the 1999 option plan at the sole discretion of the directors of the Corporation.

STOCK  SPLIT  OR  CONSOLIDATION  -  PROPOSAL  ELEVEN
----------------------------------------------------

The management believes that the corporation may have to deal with acquisitions and private placements situations. These situations may have profound effect on the number of shares to be issued and on the market price of these shares. A stock split or stock consolidation may be required depending upon the situation to ensure better market valuation of the Corporation's common stock.

The shareholders are therefore asked to pass a special resolution authorizing directors to either split the issued capital of the Corporation such that up to ten new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to ten old issued common shares of the Corporation, at their sole discretion within the next Annual General Meeting.

SETTING  UP  OF  VENTURE  CAPITAL  FUND  -  PROPOSAL  TWELVE
------------------------------------------------------------

The management proposes that a venture capital fund be formed, which may be in the form of a limited partnership, controlled by the Corporation. The directors and/or officers of the Corporation and their affiliates may invest in the partnership and share in the profits of the Fund including receiving compensation for services to the Fund. The directors would have a conflict of interest in the event the Fund is formed.

The proposed fund will manage investments for the Corporation and other investors.

The shareholders are asked to pass a resolution authorizing the directors to set up a venture capital fund as discussed above and to define its mandate and terms.

NAME  CHANGE  -  PROPOSAL  THIRTEEN
-----------------------------------

The management is of the opinion that a more appropriate name may be desirable for the Corporation to fully reflect its current business strategy

The shareholders are therefore asked to pass a special resolution authorizing the directors to change the name of the Corporation at their sole discretion and subject to its acceptance by the Ministry of Consumer and Commercial Relations.

STOCK  ISSUANCE  IN  SETTLEMENT  OF  DEBTS  -  PROPOSAL  FOURTEEN
-----------------------------------------------------------------

The shareholders are being asked to approve the issuance of additional common shares of the Corporation at a price at the discretion of the Directors of the Corporation until the next annual general meeting, in consideration for the settlement or satisfaction of all or part of the Corporations' debt and accounts payable.

EXTENSION  OF  EXPIRY  DATE AND CHANGES IN EXERCISE PRICE OF WARRANTS - PROPOSAL
----------------------------------------------------------------------- --------
FIFTEEN
-------

In fiscal 2000, the Corporation completed a private placement with ten arms-length investees for 885,000 Units at $2.80US each. Each unit consisted of one common share of the Corporation and a warrant to purchase one additional common share at $3.50 US exercisable within twelve months. Most of these warrants will expire in January 2001. The current market for technology companies and the time it took to comply with registration requirements of the Securities and Exchange Commission and to restore the Corporation as a fully reporting entity on the OTCBB affected the share prices of the Corporation significantly. The management believes that an extension of time may be needed to restore the market confidence and create a more positive environment for the investees to exercise their warrants. Besides, the proposed extension of the warrants would provide a significant capital injection to the Corporation, which would be useful in improving its financial strength and overall shareholders value.

The shareholders are therefore asked to pass a special resolution authorizing directors to extend the expiry date for the warrants attached to the unit issued under a private placement in fiscal 2000 by a period not exceeding one year from the date of the meeting and to revise the exercise price at their sole discretion.

CHANGE  OF  JURISDICTION  -  PROPOSAL  SIXTEEN
----------------------------------------------

Management believes that the Corporation may be able to raise further funds more easily and reduce its compliance costs significantly if it incorporates in the USA.

The Shareholders are therefore asked to consider and approve a special resolution to amend the Articles of the Corporation to move its reporting jurisdiction to the State of Delaware or any other State in the USA at the discretion of the Directors of the Corporation.

OTHER  MATTERS  WHICH  MAY  COME  BEFORE  THE  MEETING

Management  knows  of  no  other  matters  to come before the Annual and Special
Meeting of shareholders other than as set forth in the Notice of Meeting. HOWEVER, IF OTHER MATTERS, WHICH ARE NOT KNOWN TO MANAGEMENT, SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON HOLDING THE PROXY.

CERTIFICATE  OF  APPROVAL  OF  DIRECTORS

The foregoing does not contain any untrue statements of a material fact and does not omit to state a material fact that is required to be stated. This Information Circular and the mailing of the same to shareholders has been approved by the Board of Directors of the Corporation

Dated  this  9th  day  of  October,  2000

BY  ORDER  OF  THE  BOARD  OF  DIRECTORS

---------------------------------
John  Robinson,  President

SCHEDULE  1


SPECIAL  RESOLUTION  OF  THE  SHAREHOLDERS  OF

DEALCHECK.COM  INC.
(THE  "CORPORATION")

PART  A

NUMBER  OF  DIRECTORS
---------------------

WHEREAS the articles of the Corporation provide for a minimum of three (3) directors and a maximum of five (5) directors of the Corporation;

AND  WHEREAS  the  Corporation  currently  has  three  (3)  directors;

RESOLVED THAT until otherwise determined; the Articles of the Corporation be amended to increase the maximum number of directors of the Corporation to ten
(10)

PART  B

EMPOWERMENT  TO  DETERMINE  NUMBER  OF  DIRECTORS  BY  THE  DIRECTORS
---------------------------------------------------------------------

WHEREAS the articles of the Corporation provide for a minimum of three (3) directors and a maximum of five (5) directors of the Corporation;

AND WHEREAS section 125(3) of the Business Corporations Act (Ontario) provides that the number of directors shall be determined from time to time by special resolution, or if so empowered by special resolution, the directors may thereafter determine the number of directors of the Corporation by resolution of the board of directors;

RESOLVED THAT the directors of the Corporation are hereby empowered to determine from time to time by resolution the number of directors of the Corporation and the number of directors of the Corporation to be elected at the annual general meeting of the shareholders of the Corporation.

DEALCHECK.COM  INC.
PROXY  SOLICITED  BY  MANAGEMENT  FOR USE AT THE ANNUAL AND SPECIAL   MEETING OF
SHAREHOLDERS  TO  BE  HELD  ON  NOVEMBER  13,  2000

A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated below, by inserting a name in the blank space provided below.

The undersigned shareholder of Dealcheck.com Inc. (the "Corporation") hereby revokes any proxy previously given and appoints Mr. John Robinson, President of the Corporation or failing him, Mr.Kam Shah, Chief Financial Officer of the Corporation or instead of either of the foregoing, with power of substitution; ______________________ as the proxy holder of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation to be held on November 13, 2000, and any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof, and, without limiting the generality of the power hereby conferred, the nominees named above are specifically directed to vote the shares registered in the name of the undersigned as specified below:

     1. FOR (____) OR WITHHOLD (_____) Receiving and approving the financial statements ;
     2. FOR (____) OR WITHHOLD (_____) Approving the number of directors to be ten ;
     3. FOR (____) OR WITHHOLD (_____) Electing the directors as nominated by management ;
     4. FOR (____) OR WITHHOLD (_____) Appointing Daren Martenfeld Carr Testa and Company Chartered Accountants, as auditors of the Corporation and authorizing directors to fix their remuneration ;
     5. FOR (____) OR WITHHOLD (_____) Authorising directors to offer, at their sole discretion, buyback of common shares of the Company up to 5% of the issued and outstanding common shares
     6. FOR (____) OR WITHHOLD (_____) authorising directors to continue to raise funds through private placements and / or to issue, at their sole discretion, common or preferred shares and warrants not exceeding 100% of the issued and outstanding common shares of the Corporationin for use in acquisitions
     7. FOR (____) OR WITHHOLD (_____) authorizing directors to decide and approve compensation packages for the Company's executives
     8. FOR (____) OR WITHHOLD (_____) Approving issurance of up to 200,000 common shares of the Corporation to directors as bonus for services rendered during the fiscal year 2000.
     9. FOR (____) OR WITHHOLD (_____) authorizing directors to disburse, at their discretion, dividends in cash or stock, out of the proceeds of the sale of any major investments or assets of the Corporation as allowed by the applicable regulations.
     10. FOR (____) OR WITHHOLD (_____) authorizing directors to increase the number of options under 1999 option plan as allowed by the applicable regulatory bodies.
     11. FOR (____) OR WITHHOLD (_____) authorizing directors to do, at their sole discretion, either a 1 :10 stock split or 10 :1 stock consolidation of the common shares of the Corporation within the next annual general meeting.
     12. FOR (____) OR WITHHOLD (_____) authorizing directors to set up a venture capital fund that will manage the Internet investments for the Company and other investors and allowing the directors to participate in the profits of the Fund.
     13. FOR (____) OR WITHHOLD (_____) authorizing directors to change the name of the Corporation to Dealcheck Inc. any other name at their discretion subject to its acceptability by Ministry of Consumer and Commercial Relations.
     14. FOR (____) OR WITHHOLD (_____) authorizing directors to issue additional shares to settle the Corporation obligations at their discretion
     15. FOR (____) OR WITHHOLD (_____) authorizing directors to extend the expire date of warrants attached to the fiscal 2000 private placement for a period not exceeding one year from the date of the meeting and to revise the excercise price at their sole discretion.
     16. FOR (____) OR WITHHOLD (_____) Authorising amendment of the Artciles of the Corporation to allow directors to move the jurisdiction of the Corporation to USA
     17. FOR (____) OR WITHHOLD (_____) Transacting such other business as may be properly brought before the Meeting or any adjournment thereof

       THIS  PROXY  CONFERS  DISCRETIONARY  AUTHORITY
       PROXY NOMINEE NAMED HEREIN TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS.

       Dated  the  _____  day  of  ___________________,  2000


       NAME OF SHAREHOLDER               SIGNATURE  OF  SHAREHOLDER
     (PLEASE PRINT)           IMPORTANT: Please date, sign and return this Proxy
                                         at once using the enclosed envelope.

    SIGNATURES
    ----------


PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED




                                         _____________________

                                              TERENCE  ROBINSON
                                              -----------------
                                              CHAIRMAN & CEO
                                              DEALCHECK.COM INC.